Exhibit 99.2

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

UNAUDITED

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2019	2018	2018
		Unaudited		Audited
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,593	$5,103	$1,485
Restricted deposit		10	23	10
Other accounts receivable		246	448	404
Convertible loan	4	-	705	531

		1,849	6,279	2,430

NON-CURRENT ASSETS:
Restricted deposit		24	-	23
Prepaid public offering costs		-	53	-
Property and equipment, net	2.b	209	53	2,107

		233	106	2,130

		$2,082	$6,385	$4,560

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2019	2018	2018
		Unaudited		Audited
	Note	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from others	2.b	$64	$-	$91
Trade payables		885	1,077	1,618
Other accounts payable		138	155	844
Related parties		-	-	874
Warrants	6.b	486	-	-
Convertible debentures	5	993	-	779
Conversion component of convertible debentures	5	142	-	277

		2,708	1,232	4,483

NON- CURRENT LIABILITIES:
Lease liability	2.b	116	-	-

		116	-	-

EQUITY (DEFICIT) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	6
Share capital		4,529	3,812	3,822
Share premium		38,821	36,989	38,108
Reserve from share-based payment transactions		4,691	5,310	4,409
Foreign currency translation reserve		497	432	497
Transactions with non-controlling interests		261	261	261
Accumulated deficit		(49,541)	(41,651)	(46,912)

		(742)	5,153	185
Non-controlling interests	3	-	-	(108)

Total equity (deficit)		(742)	5,153	77

		$2,082	$6,385	$4,560

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Six months ended June 30,		Year Ended December 31,
		2019	2018	2018
		Unaudited		Audited
	Note	USD in thousands

Research and development expenses	7.a	$499	$1,645	$2,710

General and administrative expenses	7.b	1,550	2,139	4,371

Other expenses, net		-	-	160

Operating loss		2,049	3,784	7,241

Finance income		(210)	(525)	(828)

Finance expenses		475	3	121

Loss from continuing operations		2,314	3,262	6,534

Income (loss) from discontinued operations, net	3	207	-	2,415

Loss		2,521	3,262	8,949

Attributable to:
Equity holders of the Company (continuing operations)		2,314	3,262	6,534
Equity holders of the Company (discontinued operations)		315	-	1,989
Non-controlling interests		(108)	-	426

		2,521	3,262	8,949

Basic and diluted net loss per share attributable to equity holders of the Company:
Loss from continuing operations		0.02	0.02	0.05
Loss from discontinued operations		0.002	-	0.01

		0.022	0.02	0.06

Basic and diluted net loss per ADS attributable to equity holders of the Company:
Loss from continuing operations		0.60	0.93	1.87
Loss from discontinued operations		0.08	-	0.57

		$0.68	$0.93	2.44

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
	USD in thousands

Loss	$2,521	$3,262	$8,949

Amounts that will not be reclassified subsequently to profit or loss:

Adjustments arising from translating financial statements from functional currency to presentation currency	-	350	285

Total components that will not be reclassified subsequently to profit or loss	-	350	285

Total other comprehensive loss	-	350	285

Total comprehensive loss	2,521	3,612	9,234

Attributable to:
Equity holders of the Company (continuing operations)	2,314	3,612	6,819
Equity holders of the Company (discontinued operations)	315	-	1,989
Non-controlling interests	(108)	-	426

	$2,521	$3,612	$9,234

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2019

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Transactions with non-controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total Equity (deficit)
	Unaudited
	USD in thousands

Balance at January 1, 2019	$3,822	$38,108	$4,409	$261	$497	$(46,912)	$185	$(108)	$77

Loss	-	-	-	-	-	(2,629)	(2,629)	108	(2,521)
Issue of share capital (net of issue expenses) (1)	628	442	-	-	-	-	1,070	-	1,070
Conversion of convertible debentures	79	171	-	-	-	-	250	-	250
Expiration of share options	-	100	(100)	-	-	-	-	-	-
Cost of share-based payment	-	-	382	-	-	-	382	-	382

Balance at June 30, 2019	$4,529	$38,821	$4,691	$261	$497	$(49,541)	$(742)	$-	$(742)

(1)	Net of issue expenses of $248 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2018

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Foreign currency translation reserve	Transactions with non-controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at January 1, 2018	$3,812	$36,612	$5,311	$782	$261	$(38,389)	$8,389

Loss	-	-	-	-	-	(3,262)	(3,262)
Other comprehensive loss	-	-	-	(350)	-	-	(350)

Total comprehensive loss	-	-	-	(350)	-	(3,262)	(3,612)
Expiration of share options	-	377	(377)	-	-	-	-
Cost of share-based payment	-	-	376	-	-	-	376

Balance at June 30, 2018	$3,812	$36,989	$5,310	$432	$261	$(41,651)	$5,153

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2018

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Transactions with non-controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	USD in thousands

Balance at January 1, 2018	$3,812	$36,612	$5,311	$261	$782	$(38,389)	$8,389	$-	$8,389

Loss	-	-	-	-	-	(8,523)	(8,523)	(426)	(8,949)
Other comprehensive loss	-	-	-	-	(285)	-	(285)	-	(285)

Total comprehensive loss	-	-	-	-	(285)	(8,523)	(8,808)	(426)	(9,234)
Non-controlling interests arising from initially consolidated company	-	-	-	-	-	-	-	318	318
Issue of share capital	10	(10)	-	-	-	-	-	-	-
Expiration of share options	-	1,506	(1,506)	-	-	-	-	-	-
Cost of share-based payment	-	-	604	-	-	-	604	-	604

Balance at December 31, 2018	$3,822	$38,108	$4,409	$261	$497	$(46,912)	$185	$(108)	$77

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
	USD in thousands

Cash flows from operating activities:

Loss	$(2,521)	$(3,262)	$(8,949)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	144	6	147
Impairment loss of equipment (see Note 3)	1,223	-	(7)
Cost of share-based payment	382	376	604
Finance expenses (income), net	46	(512)	(748)
Impairment loss of intangible assets	-	-	273
Impairment loss of goodwill	-	-	160
Aborted public offering costs	-	-	53
Tax benefit	-	-	(60)

	1,795	(130)	422

Working capital adjustments:

Decrease (increase) in other accounts receivable	158	(189)	(99)
Increase (decrease) in trade payables	(743)	113	177
Increase (decrease) in other accounts payable	(706)	3	649
Increase (decrease) in related parties	(874)	-	668

	(2,165)	(73)	1,395

Net cash used in operating activities	$(2,891)	$(3,465)	$(7,132)

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
	USD in thousands

Cash flows from investing activities:

Investment in restricted bank deposits	$(1)	$-	$(10)
Purchase of property and equipment	-	(12)	(17)
Proceeds from sale of property and equipment	724	-	44
Repayment (grant) of convertible loans	546	(500)	(2,125)
Acquisition of initially consolidated subsidiary (a)	-	-	14

Net cash provided by (used in) investing activities	1,269	(512)	(2,094)

Cash flows from financing activities:

Issue of share capital (net of issue expenses) (b)	1,110	-	-
Issue of warrants	682	-	-

Payment of issue expenses related to previous period	(30)	-	-
Interest paid on lease liability	(10)	-	-
Repayment of lease liability	(22)	-	-
Issue of convertible debentures (net of issue expenses)	-	-	1,481
Prepaid public offering costs	-	(36)	(36)
Receipt of short-term credit from others	-	-	91

Net cash provided by (used in) financing activities	1.730	(36)	1,536

Exchange rate differences on cash and cash equivalents and restricted deposits in foreign currency	-	308	301
Exchange rate differences on translation differences on cash and cash equivalents	-	(387)	(321)

	-	(79)	(20)

Increase (decrease) in cash and cash equivalents	108	(4,092)	(7,710)
Cash and cash equivalents at the beginning of the period	1,485	9,195	9,195

Cash and cash equivalents at the end of the period	$1,593	$5,103	$1,485

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
	USD in thousands

(a) Acquisition of initially consolidated subsidiary:

The subsidiaries’ assets and liabilities at date of acquisition:

Working capital (excluding cash)	$-	$-	$648
Property and equipment	-	-	(2,192)
Customer relationships	-	-	(307)
Deferred taxes liability	-	-	60
Goodwill	-	-	(160)
Non-controlling interests	-	-	318

	-	-	(1,633)
Conversion of convertible loans	-	-	1,647

	-	-	14

(b) Significant non-cash transactions:

Conversion of debentures into share capital	250	-	-

Issue of share capital	-	-	10

Unpaid issue expenses	$40	$-	$30

The accompanying notes are an integral part of the interim consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Therapix Biosciences Ltd. (“Therapix” or the “Company”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, Therapix and its subsidiaries at the time (the “Group”) were mainly engaged in developing several innovative immunotherapy products and Therapix owns patents in the immunotherapy field. In August 2015, the Company revised its business strategy according to which it will focus on developing a portfolio of approved drugs based on cannabinoid molecules and an additional drug development program based on non-psychoactive cannabinoid cannabidiol (CBD) and palmitoylethanolamide (PEA) for the treatment of epilepsy, as well as inflammatory conditions.

The Company was a dual-listed company, which had its ordinary shares traded on the Tel-Aviv Stock Exchange (“TASE”) since December 26, 2005 until it delisted such shares from the TASE on August 7, 2018, and its American Depository Shares (“ADSs”) on the Nasdaq Capital Market (“Nasdaq”) since March 27, 2017. On August 7, 2018, the Company delisted its shares from the TASE. The Company completed an initial public offering (“IPO”) in the United States on March 27, 2017, and raised approximately $13.7 million. Since the IPO, the Company has had its ADSs registered with the U.S. Securities and Exchange Commission (“SEC”).

The headquarters of Therapix are located in the Tel Aviv district (Givataaim), Israel.

As of June 30, 2019, Therapix has two wholly owned subsidiaries (the “Subsidiaries”):

Brain Bright Ltd. (“Brain Bright”), a company incorporated under the laws of Israel; and
Evero Health Ltd. (“Evero”), a company incorporated under the laws of Israel;

All the Subsidiaries are private companies, and as of the date of these financial statements, all the subsidiaries are inactive companies with no assets or liabilities. Therapix also owns approximately 27% of Lara Pharm Ltd.’s (“Lara”) share capital, a private company incorporated under the laws of Israel, which to the best knowledge of the Company does not engage in any business, and in any event, Therapix does not have significant influence on Lara since it has no representation in Lara’s board of directors. The Company wrote-off the entire investment in Lara in 2015.

On October 3, 2018, Therapix achieved control over Therapix Healthcare Resources Inc. (“THR”), a Delaware corporation, which was established on July 31, 2018, by holding 82.36% of THR’s equity. On June 27, 2019, following the finalization of THR’s dissolution, Therapix deconsolidated THR (for further information see to Note 3).

b.	These financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2018, and the accompanying notes, that were published on May 15, 2019 (the “2018 Annual Consolidated Financial Statements”).

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (CONT.)

c.	All information in the interim financial statements regarding the ADSs are a presumption that all of the Company’s shares have been converted into ADS. Each ADS represents forty (40) ordinary shares (see Note 6).

d.

The Company incurred a net loss of approximately $2.5 million and had negative cash flows from operating activities of approximately $2.8 million for the six month period ended on June 30, 2019. As of June 30, 2019, the Company had an accumulated deficit of approximately $49.5 million as a result of recurring operating losses. As the Company presently has no activities that generate revenues, the Company’s continued operation is dependent on its ability to raise funding from external sources. This dependency will continue until the Company will be able to finance its operations by selling its products or commercializing its technology. Also, all of the Company’s current research and development operations are in abeyance and require additional funds before they can progress. In addition, the Company’s management believes that the balance of cash held by the Company as of November 4, 2019 (the “Approval Date”), in which the interim consolidated financial statements for the period ended June 30, 2019, was approved, will not be sufficient to finance its operating activities in the foreseeable future. These factors raise substantial doubt about the Company’s ability to continue as a “going concern”.

e.	The interim consolidated financial statements of the Company for the six months period ended on June 30, 2019, were approved for issue on November 7, 2019. In connection with the preparation of the interim consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Company evaluated subsequent events after the consolidated statements of financial position date of June 30, 2019, through November 4, 2019, the date on which the unaudited interim consolidated financial statements were available to be issued.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”)34, “Interim Financial Reporting”. The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2018 Annual Consolidated Financial Statements, except as described below:

b.	Leases:

As further described in Note 2.c regarding the initial adoption of International Financial Reporting Standard (“IFRS”) 16, “Leases” (“IFRS 16”)the Company elected to adopt the provisions of IFRS 16 using the modified retrospective method by measuring the right-of-use asset at an amount equal to the lease liability.

The accounting policy for leases applied until December 31, 2018, was as mentioned in Note 2(k) in the 2018 Annual Consolidated Financial Statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

b.	Leases: (Cont.)

The accounting policy for leases applied commencing from January 1, 2019, is as follows:

1.	The Company as lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to twelve months and leases for which the underlying asset is of low value. For these leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term.

In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.), included in a single contract.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life or the lease term. The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36, “Impairment of Assets”,. On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

2.	Variable lease payments that depend on an index:

On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments. For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset.

3.	Lease extension and termination options:

A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised. In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company re-measures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Changes in accounting policies - initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

Initial adoption of IFRS 16:

IFRS 16 was issued by the International Accounting Standards Board in January 2016. According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a fixed period of time in exchange for consideration. The Company adopted IFRS 16 commencing from January 1, 2019.

The principal effects of IFRS 16 are as follows:

-	According to IFRS 16, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the existing standard, IAS 17, “Leases” (“IAS 17”). Lessees will also recognize interest expense and depreciation expense separately.

-	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or usage are recognized as an expense by the lessees as incurred or recognized as income by the lessors as earned.

-	In the event of changes in variable lease payments that are CPI-linked, lessees are required to re-measure the lease liability and record the effect of the re-measurement as an adjustment to the carrying amount of the right-of-use asset.

-	IFRS 16 includes two exceptions which allow lessees to account for leases based on the existing accounting treatment for operating leases - leases for which the underlying asset is of low financial value and short-term leases (up to one year).

-	The accounting treatment by lessors remains substantially unchanged from the existing standard, namely classification of a lease as a finance lease or an operating lease.

In view of the publication of IFRS 16, the Company evaluated possible early adoption of IFRS 16, including a thorough assessment of the expected effects of the application of IFRS 16. Based on the results of the assessment performed, the Company decided to adopt IFRS 16 commencing from January 1, 2019, since the Company believes IFRS 16 better reflects the presentation of the effects on its financial statements of lease contracts in which the Company is a lessee.

As permitted by IFRS 16, the Company elected to adopt IFRS 16 using the modified retrospective approach and measuring the right-of-use asset at an amount equal to the lease liability. This approach does not require restatement of comparative data. The balance of the liability as of the date of initial application of IFRS 16 is measured using the Company’s incremental borrowing rate of interest on the date of initial adoption of IFRS 16.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Changes in accounting policies - initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards: (Cont.)

Initial adoption of IFRS 16: (Cont.)

The right-of-use asset is recognized in an amount equal to the recognized liability, with certain adjustments.

See Note 2(b) above for the description of the accounting policy applied from the date of initial adoption of IFRS 16.

The principal effects of the initial application of IFRS 16 are in respect of existing lease contracts in which the Company is the lessee. According to IFRS 16, as described in Note 2(b), excluding certain exceptions, the Company recognizes a lease liability and a corresponding right-of-use asset for each lease in which it is the lessee. This accounting treatment is different than the accounting treatment applied under IAS 17 according to which lease payments in respect of leases contracts for which substantially all the risks and rewards incidental to ownership of the underlying asset are not transferred to the lessee are recognized in profit or loss on a straight-line basis over the lease term.

Following is data relating to the initial adoption of IFRS 16 as of January 1, 2019, in respect of leases existing as of that date:

1)	Effects of the initial application of IFRS 16 on the Company’s financial statements as of January 1, 2019:

	According to the previous accounting policy	The change	As presented according to IFRS 16
	USD in thousands

As of January 1, 2019:

Non-current assets:
Property and equipment, net	$2,107	$193	$2,300

Current liabilities:
Credit from others	91	64	155

Non-current liabilities:
Lease liabilities	$-	$129	$129

2)	A weighted average incremental interest rate of 10.93% was used to discount future lease payments in the calculation of the lease liabilities on the date of initial application of IFRS 16.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

c.	Changes in accounting policies - initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards: (Cont.)

Initial adoption of IFRS 16: (Cont.)

3)	Reconciliation of total commitment for future minimum lease payments as disclosed in Note 16k to the 2018 Annual Consolidated Financial Statements as of December 31, 2018, to the lease liability as of January 1, 2019:

January 1, 2019
USD in thousands

Total future minimum lease payments for non-cancellable leases of Therapix as per IAS 17 according to the financial statements as of December 31, 2018 (see Note 2.c3)	$258

Total undiscounted lease liabilities as per IFRS 16	258

Effect of discount of future lease payments at the Company’s incremental interest rate on initial date of application	(65)

Total lease liabilities resulting from initial application of IFRS 16 at January 1, 2019	$193

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	DISCONTINUED OPERETIONS

Deconsolidation of Therapix Healthcare Resources Inc.:

Further to the discussion in Note 5 to the 2018 Annual Consolidated Financial Statements, on March 26, 2019, due in part to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, THR’s board of directors resolved that THR will commence a liquidation process of its assets, a process which ended on June 27, 2019, with the confirmation of THR’s dissolution by submitting all documents required by law (“THR’s Dissolution”). Since April 2019, THR had no employees and all business operations were discontinued. Accordingly, the Company presented all profit or loss results relevant to THR for the six month period ended on June 30, 2019, as Income (loss) from discontinued operations, net. Also, as of June 27, 2019, THR had no assets or liabilities and recorded an income in the amount of $616 thousand (THR recorded a loss of $2.4 million during the period since consolidation on October 3, 2018, up until December 31, 2018).

In addition, the Company concluded that following THR’s Dissolution on June 27, 2019, the fact that THR had no operations since April 2019 and there was no longer a board of directors was dismantled, that it lost the control over THR and accordingly deconsolidated THR from the Group’s consolidated financial statements.

In addition to the initial investment in THR during 2018 in the total amount of approximately $1.6 million, since October 3, 2018, the Company loaned to THR a total amount of $822 thousand (including accrued interest at a rate of 9% per annum) in order to maintain THR’s ongoing operations.

The loss following the fact that the above-mentioned loans will not be repaid was attributed to the equity holders of the Company (discontinued operations).

Below is data of the net cash flows provided by (used in) the discontinued operations:

	Six months ended June 30,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
	USD in thousands

Operating activities	$(1,024)	$-	$(439)

Investing activities	724	-	14

Financing activities	$-	$-	$-

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	CONVERTIBLE LOAN

On April 17, 2018, the Company entered into a convertible loan agreement with Cure Pharmaceutical Holding Corp. (“Cure” and the “Convertible Loan Agreement,” respectively), a U.S.-based company. Under the Convertible Loan Agreement, the Company lent Cure an amount of $500 thousand (the “Cure Loan”). The maturity date of the Cure Loan, together with an interest at a rate of 9% per annum, was set as April 30, 2019 (the “Maturity Date”). In addition, according to the Convertible Loan Agreement, the Company had the option to instruct Cure, prior to the Maturity Date, to repay the Cure Loan amount together with all interest accrued thereon, in lieu of the conversion (described below), in which case Cure will effect such repayment on the Maturity Date. Conversion of the Cure Loan could have been upon one out of several options mentioned in the Convertible Loan Agreement.

On December 31, 2018, the Company instructed Cure to repay the Cure Loan (with the 9% accrued interest) on the Maturity Date and as a result, the Cure Loan was fully repaid by Cure, including interest in the amount of $46 thousand, on April 30, 2019, and accordingly the Convertible Loan Agreement was terminated with no further effect.

NOTE 5:-	CONVERTIBLE DEBENTURE

Further to the discussed in Note 13.c to the 2018 Annual Consolidated Financial Statements, YA II PN Ltd. (“Yorkville”) agreed to invest $250 thousand as part of the March 2019 Financing Round (as defined in Note 6.b), which was made by converting $250 thousand of the principal outstanding ($1.5 million) under the convertible debentures that were issued on November 26, 2018 to Yorkville, and as a result the Company issued to Yorkville 71,428 ADSs. In addition, as part of the March 2019 Financing Round, the Company issued to Yorkville 53,571 warrants (for more information see Note 6.b).

Hereinafter in the reconciliation of the fair value measurements (the conversion component of the convertible debentures) that are categorized within Level 3 of the fair value hierarchy in financial instruments:

USD in thousands

Balance at January 1, 2018	$-
Issuance at November 23, 2018	745
Finance income	(468)

Balance at December 31, 2018	277
Finance income	(95)
Conversion of the proportional part out of the conversion component	(40)

Balance at June 30, 2019	$142

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CONVERTIBLE DEBENTURE (CONT.)

Economic methodology:

The convertible component was calculated using the Monte Carlo Simulation Model, an option pricing model which takes into account six parameters as disclosed below for each period valuated:

	March 31, 2019	June 30, 2019

The price of the ADS as of the valuation date	$3.17	$2.5
The exercise price of the option (*)	$7	$7
The expected volatility of the price of the ADS	116.1%	82.05%
The risk-free interest rate for the option contractual term	2.43%	2.52%
The expected dividends over the option’s expected term	0%	0%
Maturity date	November 23, 2019	November 23, 2019

(*) lower of $7.00 or 95% of the lowest daily volume weighted average price during the five consecutive trading days immediately preceding the conversion date.

Refer to Note 8.c for more information due to subsequent events after the reporting period.

NOTE 6:	EQUITY

a.	Composition of share capital as of June 30, 2019, June 30, 2018 and December 31, 2018:

	June 30, 2019		December 31, 2018 and June 30, 2018
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.1 par value each	300,000,000	165,966,494	300,000,000	140,252,374

Description of American Depositary Shares (“ADSs”):

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents 40 ordinary shares, or the right to receive 40 ordinary shares deposited with the principal Tel Aviv office of Bank Hapoalim, as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	EQUITY (CONT.)

b.	March 2019 Financing Round:

On March 28, 2019 (the “Issuance Date”), the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors to purchase (i) 642,853 of the Company’s ADSs, representing 25,714,120 ordinary shares, at a purchase price of $3.50 per ADS, in a registered direct offering (the “Registered Direct Offering”); and (ii) warrants to purchase up to 482,139 ADSs, representing 19,285,560 ordinary shares, with an initial exercise price of $3.50 per ADS (the “Warrants”), in a concurrent private placement (the “March 2019 Financing Round” and, together with the Registered Direct Offering, the “Offerings”). The March 2019 Financing Round included the conversion by Yorkville as mentioned in Note 5.

The total gross proceeds to the Company from the Offerings was $2 million, net (after deducting the $250 thousand conversion by Yorkville - see Note 5). The closing of the sale of the ADSs and Warrants occurred on April 1, 2019. As part of the March 2019 Financing Round the Company recorded a total amount of $355 thousand of issue expenses, of which $248 thousand were attributed to the Registered Direct Offering and the additional $107 thousand were attributed to the Warrants.

The ADSs issued under the Registered Direct Offering were issued pursuant to a prospectus supplement dated as of March 28, 2019, which was filed with the SEC in connection with a takedown from the Company’s shelf registration statement on Form F-3 (the “Registration Statement”), which became effective on July 20, 2018.

The Warrants which were issued in the March 2019 Financing Round, along with the ADSs issuable upon their exercise, were offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

The Warrants may be exercised immediately as of the Issuance Date within the period of three years, at an exercise price of $3.50 per share. In addition, the Warrants have a cashless exercise mechanism (the “Cashless Mechanism”), which provides that if at any time after the six month anniversary of the Issuance Date there is no effective registration statement registering, or no current prospectus available for the resale of the Warrants by the holder, then these Warrants may also be exercised, in whole or in part, at such time by means of a “cashless exercise”.

On August 22, 2019, the Company registered the 482,139 Warrants. To date, none of the Warrants was exercised.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	EQUITY (CONT.)

b.	March 2019 Financing Round: (Cont.)

Valuation process and techniques:

The Company’s management considers the appropriateness of the valuation methods and inputs, and may request that alternative valuation methods are applied to support the valuation arising from the method chosen.

The allocation of the consideration received from the bundle of securities is based on the method of the remainder of consideration, when there is a hierarchy regarding the financial instruments measured at fair value and the financial instruments recognized as the remainder of consideration.

Valuation of Warrants:

Since the Warrants have a Cashless Mechanism, then there is no certainty, at the time of signing the Purchase Agreement, regarding the number of shares that will be issued, meaning the Warrants are defined as a financial liability, and therefore, will be calculated and presented in fair value, upon the Issuance Date and at each reporting date that follows.

Valuation of ADSs:

The Company’s ADSs are an equity instrument which will set as the residual value of the proceeds, less the fair value of the Warrants.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	EQUITY (CONT.)

b.	March 2019 Financing Round: (Cont.)

Economic methodology:

The Warrants fair value was calculated using the Black & Scholes option pricing model with the following assumptions:

	March 28, 2019	June 30, 2019

Dividend yield (%)	0%	0%
Expected volatility (%)	70.12%	77.4%
Risk-free interest rate (%)	2.18%	1.72%
Expected life of share options (years)	3	2.75

Warrants fair value	$1.41	$1.01

Reconciliation of the fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

USD in thousands

Balance at January 1, 2019	$-
Issue of Warrants at March 28, 2019	682
Finance income	(196)

Balance at June 30, 2019	$486

c.	Issuance of options:

On March 12, 2019, the Company’s board of directors approved and granted 82,000 ADS options (equal to 3,280,000 ordinary share options) under the Company’s Israeli Share Option Plan (2015) (“2015 ESOP”) to a new consultant of the Company. The fair value of the ADS options was set at $3.20 per ADS option and the exercise price is $6.00. The ADS options shall vest in equal portions, on a monthly basis, over three months. The expenses recorded in regard to the grant during the six month period ended on June 30, 2019, were $263 thousand.

The fair value for ADS options granted to the consultant was estimated using Black & Scholes option pricing model with the following assumptions:

Dividend yield (%)	0%
Expected volatility (%)	76%
Risk-free interest rate (%)	2.61%
Expected life of share options (years)	10

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

	Six months ended June 30,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
	USD in thousands

a. Research and development expenses:

Wages and related expenses	$133	$335	$667
Share-based payment	19	80	109
Clinical studies	56	372	692
Regulatory and other expenses	45	384	595
Research and preclinical studies	190	423	593
Chemistry and formulations	56	51	54

	499	1,645	2,710

b. General and administrative expenses:

Wages and related expenses	224	347	761
Share-based payment	363	296	495
Professional and directors’ fees	598	713	1,154
Business development expenses	215	484	1,323
Office maintenance, rent and other expenses	38	100	198
Investor relations and business expenses	45	164	368
Regulatory expenses	67	35	72

	$1,550	$2,139	$4,371

NOTE 8:-	SUBSEQUENT EVENTS AFTER THE REPORTING PERIOD

a.	Further to the matters discussed in Note 16.c to the 2018 Annual Consolidated Financial Statements regarding the License Agreement with Dekel Pharmaceuticals Ltd. (“Dekel”) (the “License Agreement”), on July 14, 2019, a third amendment to the License Agreement was signed (the “Third Amendment”), which encompasses the Company and Dekel’s original intention to exclude certain consumer packaged goods (meaning, inter alia, food, beverage, cosmetics, pet products and HEMP based products, which are sources of nutrients or other substances which may have a nutritional effect) from the scope of the licensed products and the field of activity of the Company described in the License Agreement, which intention was not reflected in the License Agreement, and therefore, desired and agreed to amend the License Agreement to reflect the foregoing clarification, as well as certain additional less material matters as discussed in the Third Amendment. The Third Amendment also prescribes for a specific development plan under the License Agreement requiring the Company to invest in the licensed technology (as defined under the License Agreement) formulation development and maintenance a total annual investment cap of $350 thousand and for a non-compete non-solicitation obligation by Dekel and Dr. Ascher Shmulewitz, the Chairman of the Company’s board of directors and the Company’s interim Chief Executive Officer, towards the Company’s field of activity.

b.	On October 10, 2019, the Company’s board of directors approved the grant of 709,000 ADS options (equal to 28,360,000 ordinary share options) under the 2015 ESOP to directors, officers, and employees, which grant to directors and officers requires the approval of the general meeting of the Company’s shareholders. In addition, as of the Approval Date, none of the grant letters have been signed yet by any of the grantees.

THERAPIX BIOSCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	SUBSEQUENT EVENTS AFTER THE REPORTING PERIOD (CONT.)

c.	Further to the matters discussed in Note 5, after the reporting period Yorkville completed the full conversion of the total principal amount of the convertible debenture by performing the following four conversions:

-	On July 17, 2019, Yorkville converted $100 thousand of the principal outstanding;
-	On July 25, 2019, Yorkville converted $450 thousand of the principal outstanding;
-	On August 30, 2019, Yorkville converted $375 thousand of the principal outstanding; - and
-	On September 13, 2019, Yorkville converted $325 thousand of the principal outstanding.

d.	During October 2019 the Company received a letter of demand from a former service (the “Service Provider”) provider outlaying an alleged debt of approximately $85 thousand. The Company rejects all such claims which are not supported by the facts and denies any outstanding debt owed to the service provide by the Company and under the circumstances estimates that no provision is required as of June 30, 2019. In addition, as of the Approval Date, no formal claim were filed by the Service Provider on this matter.

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